CUSIP No. 879101103	Page 1 of 8

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )1

Tekelec

(Name of Issuer)

Common Stock

(Title of Class of Securities)

879101103

(CUSIP Number)

Kensico Capital Management

55 Railroad Avenue, 2nd Floor

Greenwich, CT 06830

Attn: Joseph Signorile

Tel: (203) 862-5800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 12, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879101103	Page 2 of 8

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Kensico Capital Management Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,672,944
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,672,944
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,672,944
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON CO

*	Based on 68,457,251 shares of Common Stock outstanding as of July 30, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2010 filed with the Securities and Exchange Commission on August 5, 2010.

CUSIP No. 879101103	Page 3 of 8

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Michael Lowenstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,672,944
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,672,944
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,672,944
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON IN, HC

*	Based on 68,457,251 shares of Common Stock outstanding as of July 30, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2010 filed with the Securities and Exchange Commission on August 5, 2010.

CUSIP No. 879101103	Page 4 of 8

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Thomas J. Coleman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,672,944
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,672,944
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,672,944
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14.	TYPE OF REPORTING PERSON IN, HC

*	Based on 68,457,251 shares of Common Stock outstanding as of July 30, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2010 filed with the Securities and Exchange Commission on August 5, 2010.

CUSIP No. 879101103	Page 5 of 8

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of Tekelec, a California corporation (the “Issuer”). The Issuer’s principal executive office is located at 5200 Paramount Parkway, Morrisville, NC 27560.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Kensico Capital Management Corporation., a Delaware corporation (“KCM”), Michael Lowenstein and Thomas J. Coleman (each, a “Reporting Person” and together, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c) The principal business of KCM is to provide investment management services to certain affiliated funds, including Kensico Partners, L.P., a Delaware limited partnership (“Kensico Partners”), Kensico Associates, L.P., a Delaware limited partnership (“Kensico Associates”), Kensico Offshore Fund Master, Ltd., an exempted company organized under the laws of the Cayman Islands, B.W.I. (“Kensico Offshore”), and Kensico Offshore Fund II Master, Ltd., an exempted company organized under the laws of the Cayman Islands, B.W.I. (“Kensico Offshore II”) (collectively, the “Funds”). Kensico Capital LLC, a Delaware limited liability company (“Kensico Capital”) serves as General Partner of Kensico Partners and Kensico Associates. Mr. Lowenstein and Mr. Coleman are Co-Presidents of KCM and Managing Members of Kensico Capital. The principal business address of each of the entities and individuals named in this Item 2 is 55 Railroad Avenue, 2nd Floor, Greenwich, CT 06830.

(d)–(e) During the last five years, none of the Reporting Persons has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date of this statement the Reporting Persons have purchased an aggregate of 6,672,944 shares of Common Stock in open market transactions at prices ranging from $9.77 to $16.26, for the respective accounts of the Funds as follows: (i) Kensico Partners – 1,641,704 shares; (ii) Kensico Associates – 2,309,206 shares; (iii) Kensico Offshore – 2,044,840; and (iv) Kensico Offshore II – 677,194 shares. The source of funds for such purchases was the working capital, or funds available for investment (which may at any given time include funds borrowed from the Funds’ prime brokers in the ordinary course of business in the Funds’ respective margin accounts) of the Funds.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the subject shares of Common Stock in the ordinary course of business for investment purposes. Representatives of the Reporting Persons may engage in discussions from time to time with management of the Issuer, other stockholders of the Issuer and other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, capital structure and strategic plans of the Issuer.

CUSIP No. 879101103	Page 6 of 8

In addition to the foregoing, the Reporting Persons may engage the Issuer, other stockholders of the Issuer and other relevant parties in discussions that include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, developments and conditions in the Issuer’s industry, other investment opportunities available to the Reporting Persons, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including purchasing additional securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, selling some or all of the Reporting Persons’ respective holdings in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The information required by Item 5(a) is incorporated herein by reference to the cover pages to this Schedule 13D.

(b) KCM, in its capacity as investment manager to the Funds, has the power to vote or direct the vote and to dispose or direct the disposition of the Common Stock held by the Funds, and by virtue of Mr. Lowenstein’s and Mr. Coleman’s respective positions as Co-Presidents of KCM, they may be deemed to share such voting and dispositive power over the Common Stock held by the Funds with one another and with KCM. As the general partner of Kensico Partners and Kensico Associates, Kensico Capital may be deemed to share voting and dispositive power over the Common Stock held by Kensico Partners and Kensico Associates, and by virtue of Mr. Lowenstein and Mr. Coleman’s respective positions as Managing Members of Kensico Capital, they may also be deemed to share such voting and dispositive power over the Common Stock held by Kensico Partners and Kensico Associates with one another and with Kensico Capital and KCM.

(c) None of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies. However, in the future each of the Funds may from time to time enter into and dispose or unwind cash-settled equity swap or other similar derivative transactions with respect to the Common Stock, which are based upon the value of the Common Stock, with one or more counterparties. These arrangements do not and will not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparty to such contracts.

Item 7.	Material to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement

CUSIP No. 879101103	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2010

KENSICO CAPITAL MANAGEMENT CORPORATION

By:	/s/ Michael Lowenstein
Authorized Signatory

MICHAEL LOWENSTEIN

/s/ Michael Lowenstein

THOMAS J. COLEMAN

/s/ Thomas J. Coleman

CUSIP No. 879101103	Page 8 of 8

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 13, 2010

KENSICO CAPITAL MANAGEMENT CORPORATION

By:	/s/ Michael Lowenstein
Authorized Signatory

MICHAEL LOWENSTEIN

/s/ Michael Lowenstein

THOMAS J. COLEMAN

/s/ Thomas J. Coleman